SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:          Whitebox Mutual Funds

Address of Principal Business Office (No. & Street, City, State, Zip Code):

3033 Excelsior Boulevard, Suite 300

Minneapolis, MN 55416

Telephone Number (including area code):

(612) 253-6001

Name and address of agent for service of process:

Mark M. Strefling

Chief Legal Officer

Whitebox Advisors, LLC

3033 Excelsior Boulevard, Suite 300

Minneapolis, MN 55416

Copies to:

Matthew L. Thompson, Esq.

Faegre & Benson LLP

90 South 7th Street, Suite 2200

Minneapolis, MN 55402

Richard L. Teigen, Esq.

Foley & Lardner LLP

777 East Wisconsin Avenue

Milwaukee, WI 53202

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES  ☒    NO  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Minneapolis and State of Minnesota on the 23rd day of June, 2011.

WHITEBOX MUTUAL FUNDS

/s/ Mark M. Strefling
By:	Mark M. Strefling
Title:	President

Attest:

/s/ Michael J. Wietecki
By:	Michael J. Wietecki
Title:	Secretary